January 26, 2012

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention:	Kathleen Collins, Accounting Branch Chief Melissa Kindelan, Staff Accountant Christine Davis, Assistant Chief Accountant

Re:	Aruba Networks, Inc. Form 10-K for the Fiscal Year Ended July 31, 2011 Filed September 27, 2011 File No. 001-33347

Ladies and Gentlemen:

This is to confirm the exchange of voicemail messages with Melissa Kindelan, in which we respectfully requested, and we were advised on January 23, 2012 that the SEC Staff would grant us, an additional extension until January 27, 2012 to respond to the SEC Staff’s comments contained in its letter dated December 20, 2011. The reason for our request for an additional extension is to more thoroughly address the SEC Staff’s comments.

We greatly appreciate the SEC Staff’s willingness to accommodate our additional extension request.

Sincerely,

ARUBA NETWORKS, INC.

/s/ Alexa King

Alexa King, Esq.

Vice President, General Counsel and Corporate Secretary

cc:	Michael M. Galvin, Chief Financial Officer
Aruba	Networks, Inc.